Exhibit 4.2

NOTE

August 28, 2008
Houston, Texas

FOR VALUE RECEIVED, Bonanza Oil & Gas, Inc. (the "Maker"), hereby promises to pay the ______________________ (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of $______ in lawful money of the United States promptly on the earlier of the closing of private placement of securities by the Maker or one month from the date hereof (the “Maturity Date”).  In the event that all amounts due under this Note are not paid by the Maturity Date, the Maker shall issue the Payee ______ shares of common stock every thirty days that any amounts remain outstanding under this Note.

Maker further promises to pay interest on the unpaid principal balance hereof at the rate of twelve percent (12%) per annum, such interest to be paid at maturity.  Interest shall be calculated on the basis of a 360 day year and actual days elapsed.  In no event shall the interest charged hereunder exceed the maximum permitted under the laws of the state of Texas.

This Note can be prepaid in whole or in part at any time without the consent of the Payee provided that Maker shall pay all accrued interest on the principal so prepaid to date of such prepayment.

Notwithstanding the due date of this Note specified above, the entire unpaid principal balance of this Note and interest accrued with respect thereto shall be immediately due and payable upon the occurrence of any of the following:

The Maker becoming insolvent (however defined or evidenced), committing an act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or if a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

The Maker waives demand, presentment, protest and notice of any kind.

This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

This Note shall be governed by and construed in accordance with the laws of the state of Texas and shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and ensure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

BONANZA OIL & GAS, INC.

By:	/s/
Name: William Wiseman
Title: CEO